

July 25, 2012

Via E-mail
Mr. Miguel Matías Galuccio
Chief Executive Officer
YPF Sociedad Anónima
Macacha Güemes 515
C1106BKK Ciudad Autónoma de Buenos Aires, Argentina

> **Re: YPF Sociedad Anónima**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed May 16, 2012**
> **File No. 1-12102**

Dear Mr. Galuccio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Key Information, page 4

1.   Please refer to the following statement on page 5: "In furtherance of Decree No. 530/12, the Intervenor has approved the preparation and filing of this annual report with the aim of securing the continuity of the Company's business and the preservation of its assets and capital based on the Audited Consolidated Financial Statements and internal reports existing as of the date prior to the Intervention, whose content has been ratified exclusively by the Company's business areas and departments as of the date of this annual report." Please explain to us the meaning of the clause, "whose content has been ratified exclusively by the Company's business areas and departments as of the date of this annual report."

Information on the Company, page 22

Exploration and Production, page 29

Changes in our proved undeveloped reserves during 2011, page 38

2.   We note your conversion rate in 2011 for your proved undeveloped reserves. We also note your related disclosure in your annual report for the fiscal year ended December 31, 2010 with respect to your conversion rate in 2010. This rate of development of your proved undeveloped reserves suggests that it will take more than five years to develop all of your proved undeveloped reserves. As proved undeveloped reserves should generally be developed within five years of initially booking them as proved, please tell us how you plan to accomplish this. Please see Rule 4-10(a)(31) of Regulation S-X.

Operating and Financial Review and Prospects, page 95

Contractual Obligations, page 121

3.   We note your disclosure that you have nearly $4.9 billion in "Other Liabilities," including $3.089 billion coming due within one year. Please briefly describe the obligations falling into this category.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alexandra M. Ledbetter at (202) 551-3317 or Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director